

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 9, 2023

Andrew Bialecki
Chief Executive Officer
Klaviyo, Inc.
125 Summer Street
6th Floor
Boston, MA 02110

> **Re: Klaviyo, Inc.**
> **Draft Registration Statement on Form S-1**
> **Submitted May 12, 2023**
> **CIK No. 0001835830**

Dear Andrew Bialecki:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 submitted May 12, 2023

Selected Defined Terms, page ii

1.   We note your definitions of monthly and annual recurring revenue. Please explain the importance of monthly recurring revenue and annual recurring revenue when evaluating the financial condition and operations of your business and whether they are key performance metrics.

Prospectus Summary, page 1

2.   We note your disclosure of revenue growth and gross profits. In order to provide proper balance to this information, please revise to present your net losses for the periods

presented with equal prominence.

3.   We note your statement that your total addressable market opportunity outside the United States is at least as large as your domestic opportunity. Please provide the basis for this statement.

4.   To provide context to your statements regarding your NRR over the past seven quarters and your average CAC payback over the past eight quarters, please disclose these measures for the periods presented.

5.   Please disclose the period over which you measured the median time for a new customer to generate KAV.

Risk Factors
As we seek to move up-market, we expect our sales cycle..., page 25

6.   Please disclose the average length of your sales cycle.

We rely upon a third-party provider..., page 31

7.   We note your disclosure that you depend on a service agreement with a third party to support your cloud infrastructure. Please identify the third-party provider, describe the material terms of this agreement including the term and termination provisions and consider filing it as an exhibit to your registration statement. Refer to item 601 of Regulation S-K.

Risks Relating to Our Initial Public Offering and Ownership of Our Common Stock, page 56

8.   Please briefly describe the provisions in your amended and restated certificate of incorporation and amended and restated bylaws that require a super-majority vote to amend.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Overview, page 72

9.   You state that you have seen "organic demand growth from customers in other verticals" outside of eCommerce. Please quantify the percentage of your revenues from customers that operate in these other industries.

10.   Please provide a definition for "SMBs," "mid-market companies" and "large enterprises."

Results of Operations, page 79

11.   We note that as your customers increase their usage of your platform, they move to higher subscription tiers. Please expand your revenue discussion and analysis and clarify how much of the increase in revenue was due to existing customers moving into a higher tiered pricing structure.

Business
Challenges Facing Our Customers, page 101

12. Please identify the third party that conducted the survey of marketing decision makers and clarify whether you commissioned this survey.

Certain Relationships and Related Party Transactions
Agreements with Shopify, page 135

13. Please file the revenue sharing agreement with Shopify as an exhibit to your registration statement. Refer to Item 601(b)(10)(ii)(A) of Regulation S-K.

Shares Eligible for Future Sale
Lock-Up Agreements and Market Standoff Provisions, page 151

14. We note that your lock-up agreements are "subject to certain exceptions." Please describe these exceptions.

Consolidated Financial Statements, page F-1

15. We note Shopify is a related party. Separately state on the face of your balance sheet, income statement, and statement of cash flows all related party amounts and transactions pursuant to Rule 4-08(k) of Regulation S-X.

Note 2. Summary of Significant Accounting Policies
Shopify Collaboration Agreement, page F-9

16. We note you entered into 3 separate agreements with Shopify Inc., including the revenue share agreement. Please clarify the terms and conditions of the revenue share agreement, including how you determined Shopify is a vendor and not a customer and how the revenue share is calculated.

17. In regard to the common stock warrant agreement, please tell us, citing the relevant accounting guidance, how you determined the warrants issued should be classified as prepaid assets and not as expenses.

Note 10. Redeemable Common Stock, Common Stock, and Stockholders' Deficit
Redeemable Common Stock, page F-24

18. We note that you determined the fair value of the redeemable common stock shares utilizing the subject company transaction method and then used the option pricing method to allocate the fair value to each class of your stock. Please revise your filing to disclose in more detail the underlying assumptions utilized in the subject company transaction method and option pricing method, including the discount factor for lack of marketability, and how these assumptions were derived.

General

19. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

You may contact Joseph Cascarano, Senior Staff Accountant, at (202) 551-3376 or Robert Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Austin Pattan, Staff Attorney, at (202) 551-6756 or Jeff Kauten, Staff Attorney, at (202) 551-3447 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Bradley Weber